

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

July 8, 2010

via U.S. mail and facsimile

Mr. Chen Gao
President and CEO
American Metal & Technology, Inc.
633 W. 5th Street, 28th Floor
Los Angeles, CA 90071

      **Re: Item 4.02 Form 8-K
      Filed: May 26, 2010
      File No. 033-19048-NY**

Dear Mr. Gao:

      We have completed our review of your Item 4.02 Form 8-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or in her absence, to the undersigned at (202) 551-3769.

            Sincerely,

            Rufus Decker
            Accounting Branch Chief